Exhibit 99.4

Gewone Algemene Vergadering van 29 april 2025; Annual Shareholders’ Meeting of April 29, 2025;

Volmacht (enkel te gebruiken door aandeelhouders)	Proxy (to be used by shareholders only)

De ondergetekende:	The undersigned:
(Naam en adres / Name and address)

hierin optredend als lastgever,

eigenaar van het volgende aantal aandelen in Galapagos NV (naamloze vennootschap naar Belgisch recht, met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (RPR Antwerpen, afdeling Mechelen) onder het nummer 0466.460.429)
(de “Vennootschap”):

herein acting as grantor of a proxy,

owner of the following number of shares in Galapagos NV (limited liability company organized under the laws of Belgium, with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (RLE Antwerp, division Mechelen) under the number 0466.460.429) (the “Company”):

(Aantal aandelen / Number of shares)

stelt hiermee aan tot zijn/haar bijzondere volmachtdrager, met recht van indeplaatsstelling:	herewith appoints as his/her special proxy holder, with the right of substitution:

Valeria Cnossen, General Counsel van/of Galapagos NV, p/a Generaal De Wittelaan L11 A3, 2800 Mechelen, België/Belgium
(Naam en adres van de gevolmachtigde / Name and address of the proxy holder)

hierna de “volmachtdrager”,	hereinafter the “proxy holder”,

aan wie hij/zij volmacht geeft tot bijwoning van, en uitoefening van de stemrechten tijdens de Gewone Algemene Vergadering van de Vennootschap die zal plaatsvinden op dinsdag 29 april 2025 om 14.00 uur (Belgische tijd) op de zetel van de Vennootschap, alsook elke andere aandeelhoudersvergadering met dezelfde agenda die daarna zou worden bijeengeroepen als gevolg van uitstel of verdaging, met als bedoeling de hierna uiteengezette agenda in overweging te nemen en om, voor dit doel, deel te nemen aan alle activiteiten, te stemmen of zich te onthouden, notulen en andere stukken te ondertekenen, woonplaats te kiezen, subdelegatie te geven, en meer in het algemeen te doen wat nuttig of noodzakelijk wordt geacht door de volmachtdrager.	to whom he/she gives power of attorney to attend and exercise voting rights at the Annual Shareholders’ Meeting of the Company to be held on Tuesday April 29, 2025 at 2:00 p.m. (Belgian time) at the registered office of the Company, as well as at any other shareholders’ meeting with the same agenda that may be convened subsequently as a result of delay or adjournment, for the purpose of considering the agenda set forth below, and for this purpose, to take part in all proceedings, to vote or abstain, to sign any minutes and other items, to elect domicile, to sub-delegate authority, and more generally to do anything the proxy holder deems useful or necessary.

Indien overeenkomstig artikel 7:130 van het Wetboek van Vennootschappen en Verenigingen nieuw te behandelen onderwerpen op de agenda zijn opgenomen nadat onderhavige volmacht ter kennis van de Vennootschap is gebracht, zal de volmachtdrager ook over deze nieuwe agendapunten kunnen stemmen voor zover de volmachtdrager daarbij geen ander belang dan het belang van ondergetekende aandeelhouder nastreeft.	If pursuant to article 7:130 of the Belgian Companies and Associations Code new items to be dealt with are included in the agenda after the present proxy form has been submitted to the Company, the proxy holder shall be entitled to vote on such new agenda items insofar as the proxy holder, by doing so, does not pursue another interest than the interest of the undersigned shareholder.

Bij gebrek aan een specifieke steminstructie voor een bepaald agendapunt zal de volmachtdrager gerechtigd zijn “voor” het voorstel tot besluit te stemmen.	If no specific voting instruction is given for a specific item on the agenda, the proxy holder will be entitled to vote “in favor” of the proposed resolution.

Deze volmacht is geen verzoek tot verlening van volmacht overeenkomstig de bepalingen van artikelen 7:144 of 7:145 van het Wetboek van Vennootschappen en Verenigingen.	This proxy does not constitute an application for a power of attorney in accordance with the provisions of articles 7:144 or 7:145 of the Belgian Companies and Associations Code.

Deze volmacht dient handgeschreven of elektronisch te worden ondertekend. Indien gebruik wordt gemaakt van de	This proxy should be signed either in handwriting or electronically. If the opportunity to sign this proxy form

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Gewone Algemene Vergadering van 29 april 2025; Annual Shareholders’ Meeting of April 29, 2025;

mogelijkheid om deze volmacht elektronisch te tekenen, dient het te gaan om een elektronische handtekening in de zin van artikel 3.10 van Verordening (EU) Nr. 910/2014 van het Europees Parlement en de Raad van 23 juli 2014 betreffende elektronische identificatie en vertrouwensdiensten voor elektronische transacties in de interne markt en tot intrekking van Richtlijn 1999/93/EG, zoals gewijzigd van tijd tot tijd, of een gekwalificeerde elektronische handtekening in de zin van artikel 3.12 van dezelfde Verordening.	electronically is made use of, it must be an electronic signature within the meaning of article 3.10 of Regulation (EU) No 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC, as amended from time to time, or a qualified electronic signature within the meaning of article 3.12 of the same Regulation.

Agenda

Gewone Algemene Vergadering	Annual Shareholders’ Meeting

1. Kennisname en bespreking van (a) het jaarverslag van de Raad van Bestuur betreffende de statutaire en geconsolideerde jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2024, en van (b) het verslag van de commissaris over de statutaire jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2024.	1. Acknowledgement and discussion of (a) the annual report of the Board of Directors in relation to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on December 31, 2024, and (b) the report of the statutory auditor in relation to the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2024.

2. Kennisname en goedkeuring van de statutaire jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2024 en goedkeuring van de door de Raad van Bestuur voorgestelde bestemming van het jaarresultaat.	2. Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2024, and approval of the allocation of the annual result as proposed by the Board of Directors.

Voorstel van besluit: De algemene vergadering besluit de statutaire jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2024, goed te keuren, alsmede de door de Raad van Bestuur voorgestelde bestemming van het jaarresultaat goed te keuren.	Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2024, and the allocation of the annual result as proposed by the Board of Directors.

Agendapunt 2 - Steminstructie:	Agenda item 2 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

3. Kennisname en bespreking van het verslag van de commissaris betreffende de geconsolideerde jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2024.	3. Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on December 31, 2024.

4. Kennisname en bespreking van de geconsolideerde jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2024.	4. Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on December 31, 2024.

5. Kennisname en goedkeuring van het remuneratieverslag.	5. Acknowledgement and approval of the remuneration report.

Voorstel van besluit: De algemene vergadering besluit om het remuneratieverslag, opgenomen in het jaarverslag van de Raad van Bestuur over het boekjaar afgesloten op 31 december 2024, goed te keuren.	Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report included in the annual report of the Board of Directors for the financial year ended on December 31, 2024.

Agendapunt 5 - Steminstructie:	Agenda item 5 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

6. Kwijting aan de (huidige en voormalige) leden van de Raad van Bestuur en de commissaris voor de uitoefening van hun respectievelijk mandaat uitgeoefend tijdens het boekjaar afgesloten op 31 december 2024.	6. Release from liability to be granted to the (current and former) members of the Board of Directors, and the statutory auditor for the performance of their respective mandates during the financial year ended on December 31, 2024.

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Gewone Algemene Vergadering van 29 april 2025; Annual Shareholders’ Meeting of April 29, 2025;

Voorstel van besluit: De algemene vergadering besluit, bij afzonderlijke stemming, om kwijting te geven aan elk (huidig en voormalig) lid van de Raad van Bestuur, en aan de commissaris voor alle aansprakelijkheid voortvloeiend uit de uitoefening van hun respectieve mandaten gedurende het boekjaar afgesloten op 31 december 2024.	Proposed resolution: The shareholders’ meeting resolves, by a separate vote, to release each (current and former) member of the Board of Directors, and the statutory auditor from any liability arising from the performance of their respective mandates during the financial year ended on December 31, 2024.

Agendapunt 6 - Steminstructie	Agenda item 6 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

7. Benoeming van de heer Oleg Nodelman tot niet-uitvoerend bestuurder.	7. Appointment of Mr. Oleg Nodelman as non-executive director.

Rekening houdend met de aanbeveling en het advies van het Benoemingscomité, beveelt de Raad van Bestuur aan de benoeming van de heer Oleg Nodelman als niet-uitvoerend bestuurder van de Vennootschap te bevestigen en voort te zetten voor een bijkomende termijn van vier jaar. In het bijzonder, heeft de Raad van Bestuur, op 6 oktober 2024, en met ingang vanaf 7 oktober 2024, de heer Oleg Nodelman benoemd tot niet-uitvoerend bestuurder van de Vennootschap door coöptatie naar aanleiding van het aftreden op 6 oktober 2024 van de heer Daniel Baker, als onafhankelijk niet-uitvoerend bestuurder, die werd benoemd voor een termijn tot en met de afsluiting van de jaarlijkse aandeelhoudersvergadering die zal worden gehouden in 2026 en die zal hebben beslist over de jaarrekening voor het boekjaar afgesloten op 31 december 2025.	Taking into account the recommendation and advice of the Nomination Committee, the Board of Directors recommends that the appointment of Mr. Oleg Nodelman as non-executive director of the Company be confirmed and continued for an additional term of four years. Notably, on October 6, 2024, and with effect as per October 7, 2024, the Board of Directors appointed Mr. Oleg Nodelman as non-executive director of the Company by co-optation following the resignation of Mr. Daniel Baker on October 6, 2024, as independent non-executive director, who was appointed for a term up to and including the closing of the annual shareholders’ meeting to be held in 2026 which will have decided upon the financial statements for the financial year ended on December 31, 2025.

Voorstel van besluit: Op voorstel van de Raad van Bestuur, en in overeenstemming met de aanbeveling en het advies van het Benoemingscomité, besluit de algemene vergadering (a) de benoeming door coöptatie op 6 oktober 2024, en met ingang vanaf 7 oktober 2024, te bevestigen, volgend op het aftreden op 6 oktober 2024 van de heer Daniel Baker, de heer Oleg Nodelman te benoemen tot niet-uitvoerend lid van de Raad van Bestuur van de Vennootschap, voor een bijkomende termijn van vier jaar, tot en met de afsluiting van de jaarlijkse aandeelhoudersvergadering die zal worden gehouden in 2029, en die zal hebben besloten over de jaarrekening voor het boekjaar eindigend op 31 december 2028. De algemene vergadering besluit tevens dat het mandaat van de heer Oleg Nodelman onbezoldigd zal zijn.	Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders’ meeting resolves (a) to confirm the appointment by co-optation on October 6, 2024, and with effect as per October 7, 2024, following the resignation of Mr. Daniel Baker on October 6, 2024, and to appoint Mr. Oleg Nodelman as a non-executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders’ meeting to be held in 2029 which will have decided upon the financial statements for the financial year ended on December 31, 2028. The shareholders’ meeting also resolves that the mandate of Mr. Oleg Nodelman will not be remunerated.

Agendapunt 7 - Steminstructie:	Agenda item 7 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

8. Bevestiging en benoeming van de commissaris met betrekking tot de “waarborging” van de CSRD duurzaamheidsverslaggeving.	8. Confirmation and appointment of the statutory auditor with respect to the “assurance” of the CSRD sustainability reporting.

Voorstel van besluit: In overeenstemming met de aanbeveling van het Auditcomité en op voorstel van de Raad van Bestuur, en rekening houdend met het feit dat de Corporate Sustainability Reporting Directive 2022/2464/EU (“CSRD”) ondertussen is omgezet in het Belgisch recht, besluit de algemene vergadering (a) zoveel als nodig en vereist, te bevestigen en bekrachtigen de beslissing van de aandeelhoudersvergadering, die voorafgaand aan de bovengenoemde omzetting van de CSRD heeft

Proposed resolution: In accordance with the recommendation of the Audit Committee and upon proposal of the Board of Directors, and taking into account that the Corporate Sustainability Reporting Directive 2022/2464/EU (“CSRD”) in the meantime has been transposed into Belgian law, the shareholders’ meeting resolves (a) as far as needed and required, to confirm and ratify the decision by the annual general shareholders’ meeting, which prior to the aforementioned transposition of the CSRD took place on April

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Gewone Algemene Vergadering van 29 april 2025; Annual Shareholders’ Meeting of April 29, 2025;

plaatsgevonden op 30 april 2024, om de commissaris van de Vennootschap, zijnde BDO Bedrijfsrevisoren BV, met maatschappelijke zetel te Da Vincilaan 9/E.6, 1930 Zaventem, en ingeschreven in de Kruispuntbank Ondernemingen (RPR Brussel, Nederlandstalige afdeling) onder het nummer 0431.088.289, vast vertegenwoordigd door Ellen Lombaerts, voor een termijn van één jaar, te belasten met de waarborging van de duurzaamheidsverslaggeving van de Vennootschap, zoals bedoeld in de CSRD, voor het boekjaar dat afgesloten wordt op 31 december 2024 in overeenstemming met de toepasselijke wetgeving, (b) rekening houdend met het feit dat de bovengenoemde omzetting van de CSRD ondertussen heeft plaatsgevonden, het bovengenoemde mandaat van BDO Bedrijfsrevisoren BV te verlengen voor de waarborging van de duurzaamheidsverslaggeving van de Vennootschap, zoals bedoeld in artikelen 3:6/1—3:6/8 en artikelen 3:32/1—3:32/6 van het Wetboek van Vennootschappen en Verenigingen voor een periode van één jaar, om ook de waarborging van de duurzaamheidsverslaggeving van de Vennootschap voor het boekjaar eindigend op 31 december 2025 te omvatten, zodat (rekening houdend met de bepalingen van artikel 3:61, §8 van het Wetboek van Vennootschappen en Verenigingen) de eerste termijn van het wettelijk mandaat van de commissaris voor de waarborging van de duurzaamheidsverslaggeving van de Vennootschap in overeenstemming met de toepasselijke wetgeving wordt afgestemd op de huidige termijn van het wettelijk mandaat van de commissaris voor de controle van de jaarrekeningen van de Vennootschap (dat zal verstrijken onmiddellijk na gewone algemene vergadering van aandeelhouders die zal worden gehouden in 2026) en (c) de vergoeding van BDO Bedrijfsrevisoren BV voor deze waarborging van de duurzaamheidsverslaggeving vast te stellen op EUR 80.000 (indien enige, exclusief BTW) voor het boekjaar eindigend op 31 december 2025. De aanstelling van de commissaris met betrekking tot de voormelde waarborging zal vervallen onmiddellijk na de gewone algemene vergadering van aandeelhouders die zal worden gehouden in 2026.	30, 2024, to charge the Company’s statutory auditor, being BDO Bedrijfsrevisoren BV, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and registered with the Crossroads Enterprise Database (RPR Brussels, Dutch-speaking division) under the number 0431.088.289, permanently represented by Ellen Lombaerts, for a period of one year, with the assurance of the sustainability reporting of the Company, as referred to in the CSRD, for the financial year ending on December 31, 2024 in accordance with applicable law, (b) taking into account the aforementioned transposition of the CSRD that in the meantime has taken place, to extend the aforementioned mandate of BDO Bedrijfsrevisoren BV for the assurance of the sustainability reporting of the Company, as referred to in articles 3:6/1—3:6/8 and articles 3:32/1—3:32/6 of the Belgian Companies and Associations Code for a period of one year, to include also the assurance of the sustainability reporting of the Company for the financial year ending on December 31, 2025, so that (taking into account the provisions of article 3:61, §8 of the Belgian Companies and Associations Code) the first term of the statutory mandate of the statutory auditor for the assurance of the sustainability reporting of the Company in accordance with applicable law is aligned with the current mandate of the statutory auditor to audit the Company’s annual financial statement (which shall expire immediately after the annual shareholders’ meeting to be held in 2026), and (c) to determine the remuneration of BDO Bedrijfsrevisoren BV for the assurance of the Company’s sustainability reporting for the financial year ending on December 31, 2025 at EUR 80,000.00 (if any, VAT exclusive). The appointment of the statutory auditor with respect to the aforementioned assurance will expire immediately after the annual shareholders’ meeting to be held in 2026.

Agendapunt 8 - Steminstructie	Agenda item 8 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

Ondergetekende is er uitdrukkelijk mee akkoord dat:	The undersigned expressly agrees that:

(i) ingeval van afwezigheid van steminstructies voor enig agendapunt of in het geval dat er, om welke reden dan ook, enige onduidelijkheid zou ontstaan betreffende de steminstructies, de volmachtdrager altijd “voor” het voorstel tot besluit zal stemmen voor deze punten waarvoor geen of een onduidelijke steminstructie is gegeven, en dat dit een specifieke steminstructie geacht zal zijn in de zin van artikel 7:143, §4, 2° van het Wetboek van Vennootschappen en Verenigingen;

(ii)  de General Counsel als volmachtdrager (of, in voorkomend geval, de vervanger van de General Counsel) een aangestelde van Galapagos NV is en bijgevolg een potentieel belangenconflict heeft zoals bepaald in artikel 7:143, §4 van het Wetboek van Vennootschappen en Verenigingen. De General Counsel (of, in voorkomend geval, de vervanger van de General Counsel) zal enkel stemmen in uitvoering van de volmacht overeenkomstig de specifieke steminstructies opgenomen in de volmacht; en

(i) in the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will always vote “in favor” of the proposal for such items for which no or an unclear voting instruction is given, and that this will be deemed to be a specific voting instruction in the sense of article 7:143, §4, 2° of the Belgian Companies and Associations Code;

(ii)  the General Counsel as proxy holder (or, as the case may be, the General Counsel’s substitute) is appointed by Galapagos NV and therefore has a potential conflict of interest as defined in article 7:143, §4 of the Belgian Companies and Associations Code. The General Counsel (or, as the case may be, the General Counsel’s substitute) will only vote in execution of the proxy in accordance with the specific voting instructions included in the proxy; and

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Gewone Algemene Vergadering van 29 april 2025; Annual Shareholders’ Meeting of April 29, 2025;

(iii) de Engelse vertaling van deze volmacht slechts een vrije vertaling is en uitsluitend ter informatie, en dat de Nederlandstalige versie voorrang heeft op de Engelse vertaling.	(iii) the English translation of this proxy is a free translation and for information purposes only, and that the Dutch version shall prevail over the English translation.

Onderhavige volmacht geldt tevens als aanmelding in de zin van artikel 7:134 van het Wetboek van Vennootschappen en Verenigingen.	The present proxy shall also serve as notification within the meaning of article 7:134 of the Belgian Companies and Associations Code.

Goed voor volmacht:	Good for proxy:

(Datum / Date)

(Naam / Name)

(Handtekening / Signature)

Het ondertekende volmachtformulier dient uiterlijk op 23 april 2025 toe te komen op de zetel van Galapagos NV. Het moet per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, België) bezorgd worden.	The signed proxy form must be received at the latest on April 23, 2025 at the registered office of Galapagos NV. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Aandeelhouders die zich wensen te laten vertegenwoordigen moeten ook aan de relevante voorwaarden voldoen zoals beschreven in de oproeping tot de Gewone Algemene Vergadering.	Shareholders who wish to be represented by proxy must also comply with the relevant conditions as described in the convening notice to the Annual Shareholders’ Meeting.

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